
SEC MAIL
RECEIVED
PROCESSING
DEC 2 8 2005
WASH. D.C.
192
SECTION

SECURITIES
W


05044967

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48696 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/1/2004 (MM/DD/YY) AND ENDING 10/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Investor Services Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

| New York | NY | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Guaneri — 212-908-7310
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

| 300 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Paul Guaneri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Investor Services Corp., as of October 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

CAMERON IRAJ
Notary Public, State of New York
No. 02IR5078351
Qualified in Westchester County
Commission Expires May 27, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# National Investor Services Corp.

## Statement of Financial Condition
## October 31, 2005



**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors**

To the Board of Directors
and Stockholder of
National Investor Services Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of National Investor Services Corp. at October 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 22, 2005

# National Investor Services Corp.
## Statement of Financial Condition
## October 31, 2005
## (In thousands)

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 57,059 |
| Securities owned, at market value | | 8,793 |
| Receivable from brokers, dealers and clearing organizations | | 97,584 |
| Deposits paid for securities borrowed | | 24,163 |
| Receivable from customers | | 3,594,647 |
| Receivable from affiliates | | 3,247 |
| Deposits with clearing organizations | | 38,840 |
| Memberships in exchanges, at cost (market value $2,762) | | 1,390 |
| Goodwill | | 6,740 |
| Other assets | | 16,875 |
| **Total assets** | $ | 3,849,338 |
| **Liabilities and stockholder's equity** | | |
| Liabilities | | |
| Bank loans and overdrafts | $ | 110,157 |
| Securities sold, not yet purchased, at market value | | 1,274 |
| Payable to brokers, dealers and clearing organizations | | 50,326 |
| Deposits received for securities loaned | | 1,236,922 |
| Payable to customers | | 1,658,177 |
| Payable to affiliates | | 121,148 |
| Accounts payable, accrued expenses and other liabilities | | 25,198 |
| | | 3,203,202 |
| Commitments and contingent liabilities (Notes 8 and 11) | | |
| Stockholder's equity | | 646,136 |
| **Total liabilities and stockholder's equity** | $ | 3,849,338 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Significant Accounting Policies

National Investor Services Corp. (the "Company") primarily provides clearance and execution services to affiliated broker-dealers. The Company is registered with the National Association of Securities Dealers, Inc. ("NASD"), the Securities and Exchange Commission (the "SEC") and is a member firm of the New York Stock Exchange, Inc. (the "NYSE") and other exchanges. The Company is a wholly owned subsidiary of TD Waterhouse Group, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of The Toronto-Dominion Bank ("TD Bank").

On June 22, 2005, TD Bank entered into an agreement of Sale and Purchase (the "Purchase Agreement") with Ameritrade Holding Corporation ("Ameritrade"), pursuant to which Ameritrade agreed to purchase from TD Bank all of the capital stock of the Parent. The transaction is expected to close during January 2006, subject to Ameritrade shareholders' approval.

Securities owned and securities sold, not yet purchased are recorded at market value.

Customers' securities transactions are recorded on a settlement date basis.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

For business combinations that have been accounted for under the purchase method, the excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill. There were no acquisitions during the year ended October 31, 2005.

Memberships in exchanges are carried at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Management estimates that the carrying value of financial instruments recognized on the statement of financial condition (including deposits, receivables, payables and borrowings) approximates their fair value, as such financial instruments are either reported at market value, are short-term in nature or bear interest at current market rates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(In thousands)

## 2. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations as of October 31, 2005 is comprised of the following:

| | |
|---|---|
| Receivable | |
| Securities failed to deliver | $ 23,553 |
| Clearing organizations | 620 |
| Affiliated brokers | 62,599 |
| Other | 10,812 |
| **Total** | $ 97,584 |
| Payable | |
| Securities failed to receive | $ 22,173 |
| Clearing organizations | 25,844 |
| Affiliated brokers | 2,145 |
| Other | 164 |
| **Total** | $ 50,326 |

## 3. Receivable from and Payable to Customers

Receivables from customers are generally collateralized by marketable securities. A 100% allowance for doubtful accounts is established for unsecured or partially secured amounts that are over 30 days old. Receivable from customers is reported net of an allowance for doubtful accounts of $8,468. As of October 31, 2005 there was no receivable from customers representing accounts of executive officers and directors.

Payables to customers primarily represent free credit balances in customers' accounts. The Company pays customers interest on certain free credit balances at a rate based on prevailing short-term money market rates.

## 4. Financing Activities

Bank loans and overdrafts represent short-term borrowings which bear interest at a fluctuating rate based primarily on the Federal funds rate (average rate of 2.85% for the year ending October 31, 2005).

Deposits received for securities loaned primarily represent short-term financing transactions which bear interest based on prevailing market rates (average rate of 2.13% for the year ending October 31, 2005).

The Company maintains available bank credit lines totaling $1,605,000 at October 31, 2005, including a $1,000,000 credit line with TD Bank. All the lines with the exception of one require collateralization when drawn upon and bear interest at a rate based on the Federal funds rate. At October 31, 2005, the Company had drawn down a $46,000 uncollateralized loan under these credit lines.

(In thousands)

## 5. Related Party Transactions

The Company provides clearance and other related services to affiliated broker-dealers based on a per trade charge. At October 31, 2005, other assets include a $3,247 receivable from an affiliated broker-dealer.

The Company remits to an affiliate a portion of the interest it earns on customer margin accounts introduced by that affiliate.

The Company serves as a transfer agent to several mutual funds managed by an affiliated investment advisor.

Prior to July 1, 2004, the Parent maintained separate profit sharing and 401(k) plans. The Parent's Profit Sharing Plan (the "Profit Sharing Plan"), which became effective October 16, 1996, is a defined contribution retirement plan sponsored by the Parent and is generally available to all U.S. employees of the Company. The Profit Sharing Plan was an amendment, restatement and continuation of The Waterhouse Investor Services, Inc. Employee Stock Ownership Plan which was in effect immediately prior to October 16, 1996. Effective July 1, 2004, the Parent merged its Profit Sharing Plan into its 401 (k) plan, and the resulting plan was amended, restated and continued as the TD Waterhouse 401 (k) Profit Sharing Plan (the "Plan").

In July 2004, an agreement was reached between an affiliate and the Company to equally share marketing expenses. As of October 31, 2005, all amounts due to the affiliate pursuant to the agreement were paid.

The Parent has restricted share unit plans offered to certain employees. Restricted share units are phantom share units with a value equivalent to the Toronto Stock Exchange closing price of TD Bank common shares on the day before the award issuance. These awards vest and mature on the third or fourth anniversary of the award date at the average of the high and low prices for the 20 trading days preceding the redemption date. The redemption value, after withholdings, is paid in cash. Under these plans participants are granted phantom share units equivalent to TD Bank's common stock that are cliff vested over three or four years. TD Bank administers the plans for the grants that were awarded for year 2000 and 2001 and the Parent administers its own plans for grants that were awarded subsequent to 2001. The Parent allocates the cost to the Company on a quarterly basis. The approximate number of units outstanding under all the plans including unvested units at October 31, 2005 is 21,213 with an approximate value of $991.

The Parent also has share unit plans that are offered to certain employees. Under these plans participants are granted units of stock appreciation rights (SAR's) equivalent to TD Bank's common stock that generally vest over four years. At the maturity date, the participant receives cash representing the appreciated value of the units between the grant date and the redemption date. A liability is established by the Company related to the share units awarded and an incentive compensation expense is recognized in the statement of operations over the vesting period. The number of phantom shares outstanding under this plan at October 31, 2005 is 19,990, with an approximate value of $934.

An affiliate performs certain support services (e.g., accounting, legal, human resources) for the Company.

(In thousands)

The Company leases all of its office space from an affiliate.

In the normal course of business, the Parent and other affiliates may either lend money to or borrow money from the Company to either invest its excess cash or finance its investing activities. At October 31, 2005, the Company had a payable to the Parent of $95,142, which is interest bearing based on the Federal funds rate. The Company generally settles all other intercompany transactions described above on a current basis.

The Company maintains a bank account at an affiliated bank. The balance at October 31, 2005 was $1,346.

## 6. Net Capital Requirements

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the alternative method which requires that the Company maintain minimum net capital equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions. Additionally, the NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit the Company from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items.

At October 31, 2005, the Company had net capital of $518,706, which was 13.10% of aggregate debit items and $439,526 in excess of required net capital. Further, the amounts in excess of 4% and 5% of aggregate debit items were $360,345 and $320,755, respectively.

The Company has computed the reserve requirement for the proprietary accounts of introducing brokers as of October 31, 2005. The reserve requirement and amounts held on deposit in the Company's reserve bank account was $0.

## 7. Income Taxes

The Company files a consolidated Federal income tax return, and combined state and local tax returns with the Parent and other related affiliates.

The Company is subject to a tax allocation agreement entered into with and among its Parent and related affiliates. Such agreement requires the Company to pay the Parent payments in lieu of tax at a rate equal to the effective tax rate of the consolidated group as applied to its income before Federal, state and local income taxes.

The Parent requires payment from the Company on a current basis for deferred tax liabilities and reimburses the Company on a current basis for deferred tax assets. As of October 31, 2005, all amounts due to or from the Parent for income taxes, including deferred taxes, pursuant to the agreement were paid.

## 8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of the customers introduced by other broker-dealers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the

nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transactions. There is a concentration of securities transactions introduced by affiliated broker-dealers. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried in the statement of financial condition for these transactions.

In the normal course of business, the Company may deliver securities as collateral in support of various secured financing sources such as bank loans and securities loaned. Additionally, the Company delivers customer securities as collateral to satisfy margin deposits of various clearing organizations. In the event the counterparty is unable to meet its contracted obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the securities exceeds the value of the loan or other collateral received or in the possession or control of the Company.

For transactions in which the Company extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests customers to deposit additional collateral or reduce securities positions, when necessary.

The Company conducts business with broker-dealers, clearing organizations and depositories that are primarily located in the New York area. Banking activities are conducted mainly with New York commercial banks to support customer securities activities. The majority of the Company's transactions and, consequently, the concentration of its credit exposures are with customers, broker-dealers and other financial institutions in the United States. These result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial conditions and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels, as appropriate.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

## 9. Collateral Pledged

As of October 31, 2005, the Company has received collateral primarily in connection with securities borrowed and customer margin loans with a market value of approximately $5,047,529, which it can sell or re-pledge. Of this amount, approximately $1,821,025 has been

(In thousands)

pledged or sold as of October 31, 2005 in connection with securities loans, bank borrowings, and deposits with clearing organizations.

## 10. Goodwill

Goodwill is tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The Company performed its goodwill impairment test and no impairment was identified for the year ended October 31, 2005. There were no changes during the year in goodwill as a result of acquisitions, impairments or disposals.

## 11. Operational Changes

The Company has entered into an agreement with an independent service bureau (ADP Clearing & Outsourcing Services, Inc.) in which ADP provides the Company with record keeping and clearing services. While the financial records and transaction details are still the responsibility of the Company, ADP carries out the day-to-day processes under the supervision and guidance of the Company. The service agreement became effective on August 1, 2005 (the "effective date"). An early termination penalty will be charged to the Company if it terminates the agreement with ADP within the first four years. The penalty is based on a sliding scale as follows: $10,000 if terminated on or before the first year; $7,500 if terminated after the first year but on or before the second year; $5,000 if terminated after the second year but on or before the third year; $2,500 if terminated after the third year but on or before the fourth year. Additionally, if the Purchase Agreement with Ameritrade is consummated and if the agreement with ADP is terminated within eighteen months of the effective date, the Company will be responsible for severance and other separation benefits for ADP employees previously employed by the Company. The Company does not intend to terminate their ADP agreement, and as such, no ADP related provisions have been recorded as of October 31, 2005.

As part of the outsourcing agreement with ADP, during the year the Company sold to ADP its fixed assets at net book value.